September 18, 2018

Thad Huston
Chief Financial Officer
LivaNova PLC
20 Eastbourne Terrace
London, United Kingdom
W2 6LG

       Re: LivaNova PLC
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 28, 2018
           Form 8-K filed on August 1, 2018
           File No. 001-37599

Dear Mr. Huston:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K filed on August 1, 2018

Exhibit 99.1, page 3

1. We note that you present the forward looking non-GAAP measure adjusted diluted earnings per share without providing the reconciliation to the most directly comparable
      GAAP financial measure or the statement that providing such reconciliation requires unreasonable efforts. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and the guidance in
      Question 102.10 of the Compliance and Disclosure Interpretations on
Non-GAAP
      Financial Measures and revise your future filings to provide the required information.
 Thad Huston
LivaNova PLC
September 18, 2018
Page 2
2. On pages 13-16 you present the reconciliations of your non-GAAP measures to the most directly comparable GAAP measures in the form of a full non-GAAP income statement, a presentation that gives greater prominence to the non-GAAP measures. Refer to the first bullet point within Question 102.10 of the Compliance and Disclosure Interpretations on
         Non-GAAP Financial Measures and revise your presentation in future filings accordingly.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 with any questions.



FirstName LastNameThad Huston                               Sincerely,
Comapany NameLivaNova PLC
                                                            Division of
Corporation Finance
September 18, 2018 Page 2                                   Office of
Electronics and Machinery
FirstName LastName